FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Real Estate Holdings to Become Specified Subsidiary of Nomura Holdings
2.	(Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 24, 2011	By:	/s/ Junko Nakagawa
Junko Nakagawa
Executive Managing Director

Nomura Real Estate Holdings to Become Specified

Subsidiary of Nomura Holdings

Tokyo, May 24, 2011—Nomura Holdings, Inc. (“Nomura Holdings”) today announced that Nomura Real Estate Holdings, Inc. (“NREH”) will become a “specified subsidiary” (tokutei kogaisha) of Nomura Holdings.

1.	Background

Effective today, Nomura Holdings increased its stake in its affiliate Nomura Land and Building Co., Ltd. (“NLB”), making it a subsidiary of Nomura Holdings, by acquiring shares of NLB held by JAFCO Co., Ltd., Obayashi Corporation, and Asahi Fire & Marine Insurance Co., Ltd. As a result, NREH, a subsidiary of NLB, also became a subsidiary of Nomura Holdings. As NREH’s capital is more than 10 percent of the capital of Nomura Holdings, NREH also qualifies as a specified subsidiary of Nomura Holdings.

2.	Overview of NREH

Corporate Information

Corporate Name	Nomura Real Estate Holdings, Inc.

Head Office	Shinjuku Nomura Building, 1-26-2 Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan

Name and Title of Representative	Hirohisa Suzuki, President & Director

Description of Business	Management and direction of the business activities of group companies through stock holdings.

Capital	115,574 million yen (as of March 31, 2011)

Date of Incorporation	June 1, 2004

Net assets (consolidated)	357,365 million yen (as of March 31, 2011)

Total assets (consolidated)	1,474,331 million yen (as of March 31, 2011)

Major Shareholders	Nomura Land and Building Co., Ltd.	50.85%
(as of Sept. 30, 2010)	Japan Trustee Services Bank, Ltd. (Trust account)	6.19%
	Master Trust Bank of Japan (Trust account)	4.33%
	The Chase Manhattan Bank, N.A. London S.L. Omnibus Account	1.58%
	Nomura Real Estate Holdings, Inc. Employees’ Stockholding Plan	1.52%
	Japan Trustee Services Bank, Ltd. (Trust account 9)	0.95%
	Japan Trustee Services Bank, Ltd. (Trust account 4)	0.90%
	Nipponvest	0.84%
	RBC DEXIA Investor Services Trust, London - Clients Account	0.63%
	Trust & Custody Services Bank, Ltd.	0.62%

Relationship with Nomura Holdings

Capital	No notable capital relationship with Nomura Holdings. However, NREH is a subsidiary of NLB, which is an affiliate of Nomura Holdings. Further, NLB has become a consolidated subsidiary of Nomura Holdings, effective today.

Human Resources	No notable human resource relationship with Nomura Holdings. However, employees have been seconded between Nomura Securities Co., Ltd., a subsidiary of Nomura Holdings, and subsidiaries of NREH such as Nomura Real Estate Development Co., Ltd. (“Nomura Real Estate”).

Commercial	No notable commercial relationship with Nomura Holdings. However, Nomura Facilities, Inc., a subsidiary of Nomura Holdings, leases real estate from subsidiaries of NREH such as Nomura Real Estate.

3.	Voting Rights of Nomura Holdings in NREH (as of May 24, 2011)

Voting Rights
	Classification	Direct Holdings	Total Holdings	Total
Prior to Change	Other related company	0 (0.0%)	0 (0.0%)	0 (0.0%)

After Change	Controlling shareholder, other than a parent company.	0 (0.0%)	968,175 (50.86%)	968,175 (50.86%)

Note:	In addition to the above, certain subsidiaries of Nomura Holdings hold shares of NREH as instruments in connection with the trust asset management or securities business.

4.	Effective Date of Change

May 24, 2011.

5.	Future Outlook

Pursuant to the purchase of NLB’s shares, NREH has become a subsidiary of Nomura Holdings. Accordingly, NREH’s consolidated operating results will be reflected in Nomura Holdings’ consolidated operating results from the first quarter of the fiscal year ending March 2012.

Ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	+ 81-3-3278-0591

Keiko Sugai	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs approximately 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

[Translation of the Japanese Extraordinary Report filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on May 24, 2011.]

1.	Reasons for Submission

As there has been a change in the specified subsidiaries (tokutei kogaisha) of Nomura Holdings, Inc. (the “Company”), the Company hereby files this Extraordinary Report pursuant to Article 24-5, Clause 4 of Financial Instruments and Exchange Act and Article 19, Clause 2, Item 3 of Cabinet Office Ordinance on Disclosure of Corporate Information, Etc.

2.	Matters Reported

(1)	Corporate name, address, name of representative, capital and description of the business of the specified subsidiary relevant to the change

Corporate Name	Nomura Real Estate Holdings, Inc. (“NREH”)

Head Office	Shinjuku Nomura Building, 1-26-2 Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan

Name and Title of Representative	Hirohisa Suzuki, President & Director

Capital	115,574 million yen (as of March 31, 2011)

Description of Business	Management and direction of the business activities of group companies through stock holdings.

(2)	Number and total percentage of the voting rights held by the Company before and after change

1.	Number of Voting Rights Held

	Prior to change:	0

	After change:	968,175 (all held indirectly)

2.	Percentage of Holdings

	Prior to change:	0

	After change:	50.86% (all held indirectly)

(3)	Reasons for and timing of change

1.	Reasons for Change

Effective today, the Company increased its stake in its affiliate Nomura Land and Building Co., Ltd. (“NLB”) making it a subsidiary of the Company, by acquiring shares of NLB held by JAFCO Co., Ltd., Obayashi Corporation and Asahi Fire & Marine Insurance Co., Ltd. As a result, NREH, a subsidiary of NLB, also became a subsidiary of the Company. As NREH’s capital is more than 10 percent of the capital of the Company, NREH also qualifies as a specified subsidiary of the Company.

2.	Timing of Change: May 24, 2011